LIST OF SUBSIDIARIES OF SOUTHERN ITS INTERNATIONAL INC.

Name of Subsidiary	Percent of Ownership
Shibue Couture, Inc., a California corporation	100%
Pure Oil, Inc., a Wyoming corporation	20%
Prestige Marketing Consultants 3, Inc., a Delaware corporation	70%
Growth Goods, Inc., a Wyoming corporation	30%
Ingenious Roasters LLC, an Arizona LLC	45%